As filed with the Securities and Exchange Commission on April 14, 2015
Securities Act File No. 333-201219

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ____	Post-Effective Amendment No. 1

CENTRE FUNDS
(Exact Name of Registrant as Specified in Charter)

48 Wall Street, Suite 1100, New York, New York 10005
(Address of Registrant's Principal Executive Offices)

1-212-918-4705
 (Registrant's Telephone Number, Including Area Code)

James A. Abate, 48 Wall Street, Suite 1100, New York, New York 10005
 (Name and Address of Agent for Service)

Copies of all communications to:

Paul M. Miller, Esq.
Seward & Kissel LLP
901 K Street, N.W.
Washington, D.C. 20001

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-201219) consists of the following:

Cover Sheet
Contents of the Registration Statement
1.	Part A—The definitive Proxy Statement/Prospectus as filed on February 19, 2015 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
2.	Part B—The definitive Statement of Additional Information as filed on February 19, 2015 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
3.	Part C—Other Information.
Signature Page
Exhibits—The filing is being made solely for the purpose of adding Exhibit 12 and Exhibit 13(a)(6) to the Registrant's Registration Statement on Form N-14 (File No. 333-201219).

PART C—OTHER INFORMATION

ITEM 15.     Indemnification

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust. The Registrant's Trust Instrument contains the following provisions:

Article VII. Section 2.  Indemnification and Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Article VII. Section 3.  Indemnification.

(a)              Subject to the exceptions and limitations contained in Subsection (b) below:

(i)                every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) ("Covered Person") shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii)                as used herein, the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words "liability" and "expenses" shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)              No indemnification shall be provided hereunder to a Covered Person:

(i)                who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii)                in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)              The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)              To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e)              Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Trust Instrument or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into Investment Advisory Agreements with the investment advisers and a Distribution Agreement with the distributor. These agreements provide indemnification for those entities and their respective affiliates. The investment adviser's and sub-adviser's and distributor's personnel may serve as trustees and officers of the Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("Securities Act"), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

ITEM 16.                          Exhibits

(1)	(a)	Amended and Restated Declaration of Trust, dated June 22, 2012 ("Trust Instrument") - Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement filed with the SEC on August 31, 2012.
(b)	Certificate of Amendment to Certificate of Trust, effective January 17, 2014 – Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement filed with the SEC on January 17, 2014.
(2)	By-Laws, dated March 17, 2011 – Incorporated by reference to the initial Registration Statement filed with the SEC on April 5, 2011.
(3)	Voting Trust Agreements – Not applicable.
(4)	Agreement and Plan of Reorganization – Incorporated by reference to Appendix A to Part A of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333-201219) filed with the SEC on February 3, 2015 (the "N-14 Registration Statement").
(5)	Articles III, V, and VI of the Trust Instrument, Exhibit (1) hereto, defines the rights of holders of the securities being registered. (Certificates for shares are not issued.)
(6)	(a)	Investment Advisory Agreement, dated November 4, 2013, between Centre Asset Management, LLC and Drexel Hamilton Mutual Funds on behalf of the Centre Active U.S. Treasury Fund – Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement filed with the SEC on November 5, 2013.
(b)	Investment Advisory Agreement, dated September 14, 2013, between Centre Asset Management, LLC and Drexel Hamilton Mutual Funds on behalf of the Drexel Hamilton Centre American Equity Fund – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement filed with the SEC on November 5, 2013.
(c)	Investment Advisory Agreement, dated September 14, 2013, between Centre Asset Management, LLC and Drexel Hamilton Mutual Funds on behalf of the Drexel Hamilton Centre Global Equity Fund – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement filed with the SEC on November 5, 2013.
(d)	Investment Advisory Agreement, dated September 14, 2013, between Centre Asset Management, LLC and Drexel Hamilton Mutual Funds on behalf of the Drexel Hamilton Multi-Asset Real Return Fund – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement filed with the SEC on November 5, 2013.
(e)	Investment Advisory Agreement, dated December 8, 2014, between Centre Asset Management, LLC and Centre Funds, on behalf of Centre Active U.S. Tax Exempt Fund – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement filed with the SEC on December 17, 2014.
(7)	(a)	Distribution Agreement, dated November 1, 2011, between Registrant and ALPS Distributors, Inc., as distributor for each series of the Trust (the "Distribution Agreement") – Incorporated by reference to Pre-Effective Amendment No. 2 dated October 21, 2011.
(b)	Amendment No. 1 to the Distribution Agreement – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement filed with the SEC on August 31, 2012.
(c)	Amendment No. 2 to the Distribution Agreement – Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement filed with the SEC on November 5, 2013.
(d)	Amendment No. 3 to the Distribution Agreement – Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement filed with the SEC on January 17, 2014.
(e)	Amendment No. 4 to the Distribution Agreement – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement filed with the SEC on December 17, 2014.

(8)	Bonus, profit sharing, pension or other similar contracts or arrangements. – Not applicable.
(9)	Form of Amended and Restated Custodian Agreement between Drexel Hamilton Mutual Funds and Union Bank, N.A – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement filed with the SEC on August 31, 2012.
(10)	(a)	Amended and Restated Rule 12b-1 Plan – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement filed with the SEC on December 17, 2014.
(b)	Amended and Restated Rule 18f-3 Plan – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement filed with the SEC on December 17, 2014.
(11)	Opinion and Consent of Seward & Kissel LLP regarding the legality of issuance of shares – Incorporated by reference to Exhibit (11) of the N-14 Registration Statement.
(12)	Opinion of Seward & Kissel LLP regarding certain tax matters – Filed herewith.

(13)	(a)(1)	Administration, Bookkeeping and Pricing Services Agreement, dated June 28, 2011, between Drexel Hamilton Mutual Funds and ALPS Fund Services, Inc., as administrator for each series of the Trust (the "Administration Agreement") – Incorporated by reference to Pre-Effective Amendment No. 1 filed with the SEC on September 15, 2011.
(a)(2)	Amendment No. 1 to the Administration Agreement – Incorporated by reference to Pre-Effective Amendment No. 2 filed with the SEC on October 21, 2011.
(a)(3)	Amendment No. 2 to the Administration Agreement – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement filed with the SEC on August 31, 2012.
(a)(4)	Amendment No. 3 to the Administration Agreement – Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement filed with the SEC on November 5, 2013.
(a)(5)	Amendment No. 4 to the Administration Agreement – Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement filed with the SEC on January 17, 2014.
(a)(6)	Amendment No. 5 to the Administration Agreement – Filed herewith.
(b)(1)	Amended and Restated Transfer Agency and Services Agreement, dated January 20, 2014, between Registrant and ALPS Fund Services, Inc., as transfer agent for each series of the Trust (the "Transfer Agency Agreement") – Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement filed with the SEC on January 17, 2014.
(b)(2)	Amendment to the Transfer Agency Agreement – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement filed with the SEC on December 17, 2014.
(c)(1)	Amended and Restated Expense Limitation Agreement, dated September 17, 2012, between Drexel Hamilton Mutual Funds and Drexel Hamilton Investment Partners, LLC with respect to the Drexel Hamilton Centre American Equity Fund – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement filed with the SEC on December 31, 2012.

(c)(2)	Amendment No. 1 to the Amended and Restated Expense Limitation Agreement dated September 17, 2012 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement filed with the SEC on November 5, 2013.
(c)(3)	Operating Expense Limitation Agreement, dated November 4, 2013, between Drexel Hamilton Mutual Funds and Centre Asset Management, LLC with respect to the Centre Active U.S. Treasury Fund – Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement filed with the SEC on November 5, 2013.
(c)(4)	Expense Limitation Agreement, dated September 14, 2013, as amended November 4, 2013, between Drexel Hamilton Mutual Funds and Centre Asset Management, LLC with respect to the Drexel Hamilton Centre Global Equity Fund – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement filed with the SEC on November 5, 2013.
(c)(5)	Expense Limitation Agreement, dated September 14, 2013, between Drexel Hamilton Mutual Funds and Centre Asset Management, LLC with respect to the Drexel Hamilton Multi-Asset Real Return Fund – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement filed with the SEC on November 5, 2013.
(c)(6)	Expense Limitation Agreement, dated December 8, 2014, between Centre Funds and Centre Asset Management, LLC with respect to Centre Active U.S. Tax Exempt Fund – Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement filed with the SEC on December 17, 2014.

(14)	(a)	Consent of KPMG, LLP, Independent Registered Public Accounting Firm for Centre Funds – Incorporated by reference to Exhibit (14)(a) of the N-14 Registration Statement .
(b)	Consent of BBD, LLP, Independent Registered Public Accounting Firm for Total Return U.S. Treasury Fund, Inc., North American Government Bond Fund, Inc., ISI Strategy Fund, Inc. and Managed Municipal Fund, Inc. – Incorporated by reference to Exhibit (14)(b) of the N-14 Registration Statement.

(15)	Financial statements omitted pursuant to Item 14(a)(1) – Not Applicable.
(16)	Powers of Attorney, dated January 3, 2014 – Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement filed with the SEC on January 17, 2014.
(17)	Additional Exhibits – Not Applicable.

ITEM 17.                          Undertakings

(1)	Registrant hereby agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other terms of the applicable form.

(2)	Registrant hereby agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned in the City of New York, State of New York on this 14th day of April, 2015.

CENTRE FUNDS

By:	/s/ James A. Abate
James A. Abate, President

Pursuant to the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James A. Abate	President, Secretary and Trustee	April 14, 2015
James A. Abate

/s/ Vu Phong Nguyen	Treasurer	April 14, 2015
Vu Phong Nguyen

/s/ Dr. James L. Grant*	Trustee	April 14, 2015
Dr. James L. Grant

/s/ Dr. Aloke Ghosh*	Trustee	April 14, 2015
Dr. Aloke Ghosh

/s/ Joseph Marinaro*	Trustee	April 14, 2015
Joseph Marinaro

*By:	/s/ James A. Abate
James A. Abate Attorney-in-Fact pursuant to the Powers of Attorney previously filed.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
(12)	Opinion of Seward & Kissel LLP regarding certain tax matters
(13)(a)(6)	Amendment No. 5 to the Administration Agreement